EXHIBIT 10.50

O'CHARLEY'S INC. (THE "COMPANY")

SUMMARY OF DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

I.       DIRECTOR COMPENSATION. Directors who are employees of the Company do not receive additional compensation for serving as directors of the Company. The following table sets forth current rates of cash compensation for the Company's non-employee directors.

Annual Retainer	$25,000 (payable in quarterly installments)

Fee for attending each Board or

Committee meeting in person

(other than Executive Committee

meetings)	$3,000

Fee for attending each Board or

Committee meeting by telephone

(other than Executive Committee

meetings)	$500 per Committee meeting/$1,000 per Board meeting

Additional annual fee for each

non-employee member of the Executive

Committee	$12,000 (payable in quarterly installments)

Additional annual fee for the Audit

Committee Chair, Compensation and Human

Resources Committee Chair and Nominating

and Corporate Governance Committee Chair	$6,000 (payable in quarterly installments)

Each non-employee director receives a grant of restricted stock valued at $100,000 on the date of his or her initial election or appointment to the Board. These shares vest in three equal, annual installments beginning on the first anniversary date of the grant. In addition, on the date of each annual meeting of shareholders, each non-employee director who continues as a director following such meeting and who has served as a director for at least 11 months prior to such meeting has historically received a grant of restricted stock valued at $80,000 based on the closing price of the Company’s common stock on the date of grant. However, due to the significant decline in the Company’s share price, the Company does not have sufficient shares available for issuance in its 2008 Equity and Incentive Plan to award shares of restricted stock to its directors in 2009 as in past years. For 2009, the Company plans to grant each non-employee director the number of shares of restricted stock equal to $40,000 based on the closing price of the Company’s common stock on the date of grant. The shares will vest in three equal, annual installments beginning on the date of the next annual meeting of shareholders following the date of grant. The remaining $40,000 will be paid in cash and each non-employee director will be required to purchase shares of the Company’s common stock on the open market valued at an aggregate of $24,000 or 60% of this cash amount.

II.         NAMED EXECUTIVE OFFICER COMPENSATION. The following table sets forth the current base salaries provided to the Company's Interim President and Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers. The Company’s executive officers listed below did not receive any increases in base salary over 2008 levels.

EXECUTIVE OFFICER	CURRENT SALARY
Lawrence E. Hyatt	$422,650
Jeffrey D. Warne	$446,250
John R. Grady	$357,000
Lawrence D. Taylor	$299,600

In addition, to his base salary, Mr. Hyatt is receiving an additional $1,500 per week during the period which he serves as the Interim President and Chief Executive Officer in addition to his other duties.

The Company's Interim President and Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers are also eligible to receive cash incentive bonuses for fiscal 2009 financial performance. For 2009, the Company has established target cash bonuses (as a percentage of base salary) for its named executive officers as follows.

EXECUTIVE OFFICER	TARGET
Lawrence E. Hyatt	67%
Jeffrey D. Warne	70%
John R. Grady	60%
Lawrence D. Taylor	60%

Bonuses will only be paid if the Company improves pre-bonus EBITDA from 2008 levels. A portion of any such increase in pre-bonus EBITDA will be set aside to fund any bonuses to company employees, including its named executive officers.

For Messrs. Hyatt and Taylor, the performance targets are based entirely on improving corporate pre-bonus EBITDA over 2008 levels. For Messrs. Warne and Grady, the performance targets are based 40% on improving corporate pre-bonus EBITDA and 60% on improving concept pre-bonus EBITDA (O'Charley's and Ninety Nine, respectively).

In addition to their base salaries and bonus potential, the most highly compensated executive officers are also eligible to:

•	participate in the Company's long-term incentive program, which currently involves the award of non-qualified stock options pursuant to the Company's 2008 Equity and Incentive Plan;

•	receive a $25,000 per year car allowance;

•	participate in the Company's Deferred Compensation Plan;

•	participate in the Company's broad-based benefit programs generally available to its salaried employees, including health, disability and life insurance programs; and

•	receive Company-provided life, accidental death and dismemberment, short-term disability and long-term disability insurance benefits.

III.       ADDITIONAL INFORMATION. The foregoing information is summary in nature. Additional information regarding director and Named Executive Officer compensation will be provided in the Company’s proxy statement to be filed in connection with the 2009 annual meeting of stockholders.

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